Free Writing Prospectus Filed

pursuant to Rule 433 Supplementing

the Preliminary Prospectus

Supplement, dated March 15, 2022

Registration No. 333-253367

$200,000,000

3.875% Fixed to Floating Rate Subordinated Notes due 2032

Term Sheet

Issuer:	Sandy Spring Bancorp, Inc. (the “Company”)

Security:	3.875% Fixed to Floating Rate Subordinated Notes due 2032 (the “Notes”)

Aggregate Principal Amount:	$200,000,000

Security Rating:	BBB by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	March 15, 2022

Settlement Date:	March 18, 2022 (T + 3)

Final Maturity Date (if not previously redeemed):	March 30, 2032

Coupon:	3.875% per annum, from and including the Settlement Date, to but excluding March 30, 2027, payable semi-annually in arrears. From and including March 30, 2027 to, but excluding the maturity date or earlier redemption date, a floating per annum rate equal to the then current three-month SOFR (as defined in the prospectus supplement under “Description of the Notes — Interest”), provided, however, that in the event three-month SOFR is less than zero, three-month SOFR shall be deemed to be zero, plus 196.5 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on March 30 and September 30 of each year through, but not including, March 30, 2027, and quarterly thereafter on March 30, June 30, September 30, and December 30 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on September 30, 2022.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	30/360 to but excluding March 30, 2027, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of March 30, 2027 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to March 30, 2027, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds of this offering for general corporate purposes. The Company’s general corporate purposes include providing capital to support its growth organically or through strategic acquisitions, investing in Sandy Spring Bank as regulatory capital and, to the extent authorized in the future by the Company’s board of directors, repurchases of its common shares. The precise amounts and timing of the Company’s use of the net proceeds will depend on its, and its subsidiaries’, funding requirements and the availability of other funds.

Price to Public:	100.00%

Underwriters’ Discount:	1.25% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$197,500,000

Ranking:	The Notes will be unsecured, subordinated obligations of the Company and:

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will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

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will rank equal in right of payment and upon our liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the Company’s 4.25% fixed to floating rate subordinated notes due 2029;

•

will rank senior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•

will be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation Sandy Spring Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of December 31, 2021, the Company’s subsidiaries had, in the aggregate, outstanding debt and deposits of $10.9 billion. In addition, as of December 31, 2021, the Company had no indebtedness that would rank senior to the Notes or the $175 million of 4.25% fixed to floating rate subordinated notes due 2029 that would rank pari passu with the Notes. Finally, as of December 31, 2021, the Company had no indebtedness that would rank subordinate to the Notes.

CUSIP/ISIN:	800363 AC7 / US800363AC75

Sole Book-Running Manager:	Piper Sandler & Co.

Co-Manager:	Stephens Inc.

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the third business day following the trade date of March 15, 2022 (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes will initially settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by contacting Piper Sandler & Co. by telephone at (866) 805-4128 or by email at fsg-dcm@psc.com, and by contacting Stephens Inc. by telephone at (800) 643-9691 or by email at fisyndicate@stephens.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.